December 15, 2005


Mr. E. Mark Rajkowski
Senior Vice President and Chief Financial Officer
MeadWestvaco Corporation
One High Ridge Park
Stamford, CT 06905


	Re:	MeadWestvaco Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 001-31215


Dear Mr. Rajkowski:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1. Please include page numbers in all filings to facilitate communications.





Management`s Discussion and Analysis

Results of Operations

2. In your discussion of the year ended 2004 compared to 2003, you explain that total market related downtime was approximately
55,000
tons which had a negative impact on results of $14 million.
Please
expand you discussion to explain how the market related downtime is quantified, and how the impact on results is calculated.

Financial Statements

Summary of Significant Accounting Policies

Depreciation and Depletion

3. We note that you amortize timber costs based on the relationship of undepleted timber costs to the "estimated volume of recoverable timber." Please expand your disclosure to indicate whether your estimates are based on the current stage in the growth cycle or if you are forecasting quantities to be available in the future.
Also
indicate the extent to which your estimates include costs to be incurred in the future. Explain how you define a stand of timber, and distinguish between each stand in recording costs during the growing cycle. Identify the specific components used in your computation and the estimates and assumptions underlying your calculation.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark A. Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.


								Sincerely,



								Karl Hiller
								Branch Chief
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Mr. E. Mark Rajkowski
MeadWestvaco Corporation
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010